# AMMOSQUARED, LLC
# FINANCIAL STATEMENTS
# (UNAUDITED)

**and**

# INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

**For the Seven Months Ended July 31, 2019**
**and the Year Ended December 31, 2018**

## TABLE OF CONTENTS

IDAHO TAX & ACCOUNTING
David Allen, CPA
Ben Hartley, CPA
Connie Murphy, CPA
Jason Sali, CPA
9839 W Cable Car Street, Suite 121, Boise, Idaho 83709
Office 208-350-6482 Fax 208-545-1142

# INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To Management
Ammosquared, LLC
Nampa, Idaho

Management is responsible for the accompanying financial statements of Ammosquared, LLC (an Idaho Limited Liability Company), which comprise the balance sheets as of July 31, 2019 and December 31, 2018, and the related statements of income and member's equity, and cash flows for the seven months ended July 31, 2019 and the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provided any assurance on these financial statements.

Accounting principles generally accepted in the United States of America require that fixed assets be depreciated over their estimated useful lives. The Company has computed depreciation on several fixed assets in accordance with the Modified Accelerated Cost Recovery System required for federal income tax purposes, which does not allocate depreciation to expense over the estimated useful lives of the assets. Management has not determined the effect of this departure on the financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financials statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters

*Idaho Tax & Accounting*

Boise, Idaho
November 13, 2019

**AMMOSQUARED, LLC**

**BALANCE SHEETS**

**JULY 31, 2019 AND DECEMBER 31, 2018**

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash | $ 189 | $ 2,077 |
| Inventory | - | 51,245 |
| Receivable from Ammosquared, Inc. | 100 | - |
| Total current assets | 289 | 53,322 |
| **FURNITURE & EQUIPMENT, at cost** | | |
| Furniture and equipment | - | 1,357 |
| Less accumulated depreciation | - | (996) |
| Furniture and equipment - net | - | 361 |
| TOTAL | $ 289 | $ 53,683 |

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ - | $ 19,929 |
| Credit cards payable | - | 22,696 |
| Customer deposits | - | 100,408 |
| Total current liabilities | - | 143,033 |
| **MEMBER'S EQUITY:** | 289 | (89,350) |
| TOTAL | $ 289 | $ 53,683 |

**AMMOSQUARED, LLC**

**STATEMENTS OF INCOME AND MEMBER'S EQUITY**
**FOR THE PERIODS ENDED JULY 31, 2019 AND DECEMBER 31, 2018**

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **REVENUE** | $ 204,258 | $ 274,625 |
| **DIRECT COSTS** | | |
| Product costs | 165,745 | 217,661 |
| Shipping costs | 24,940 | 38,418 |
| Total direct costs | 190,685 | 256,079 |
| **GROSS PROFIT** | 13,573 | 18,546 |
| **GENERAL AND ADMINISTRATIVE EXPENSES:** | | |
| Rent | 9,084 | 11,683 |
| Dues and subscriptions | 8,809 | 9,767 |
| Advertising | 7,360 | 12,594 |
| Merchant processing fees | 7,139 | 10,727 |
| Management fee | 6,200 | - |
| Utilities and telephone | 3,024 | 4,396 |
| Legal and professional fees | 2,387 | 13,643 |
| Office | 1,216 | 1,587 |
| Supplies | 1,361 | 4,710 |
| Education and seminars | 1,060 | 916 |
| Insurance | 846 | 2,556 |
| Hosting | 474 | 919 |
| Taxes and licenses | 298 | 89 |
| Travel | 231 | 2,181 |
| Depreciation | 166 | 279 |
| Meals and entertainment | 152 | 49 |
| Bank fees | 21 | 676 |
| Total general and administrative expenses | 49,828 | 76,772 |
| **LOSS FROM OPERATIONS** | (36,255) | (58,226) |

## AMMOSQUARED, LLC

## STATEMENTS OF INCOME AND MEMBER'S EQUITY (CONTINUED)
## FOR THE PERIODS ENDED JULY 31, 2019 AND DECEMBER 31, 2018

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **LOSS FROM OPERATIONS** | (36,255) | (58,226) |
| **OTHER INCOME (EXPENSE)** | | |
| Gain on sale of goodwill | 120,000 | - |
| Gain on sale of supplies | 1,335 | - |
| Loss on sale of equipment | (95) | - |
| Credit card rewards | 164 | 633 |
| Interest Income | 1 | 4 |
| Interest expense | (4,724) | (2,323) |
| Total other income (expense) | 116,681 | (1,686) |
| **NET INCOME (LOSS)** | $ 80,426 | $ (59,912) |

## CHANGES IN MEMBER'S EQUITY

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **BALANCE AT BEGINNING OF PERIOD** | $ (89,350) | $ (27,803) |
| **NET INCOME (LOSS)** | 80,426 | (59,912) |
| **MEMBER CONTRIBUTIONS** | 19,022 | - |
| **MEMBER DISTRIBUTIONS** | (9,809) | (1,635) |
| **BALANCE AT END OF PERIOD** | $ 289 | $ (89,350) |

**AMMOSQUARED, LLC**

**STATEMENTS OF CASH FLOWS**

**FOR THE PERIODS ENDED JULY 31, 2019 AND DECEMBER 31, 2018**

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Cash received from customers | $ 241,643 | $ 315,350 |
| Cash paid to suppliers and employees | (249,645) | (313,308) |
| Interest paid | (4,724) | (2,323) |
| Interest received | 1 | 4 |
| Other income | 164 | 633 |
| Net cash (used in) provided by operating activities | (12,561) | 356 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Payments on note payable | (1,518) | - |
| Proceeds from note payable | 22,000 | - |
| Member distributions | (9,809) | (1,635) |
| Net cash provided by (used in) financing activities | 10,673 | (1,635) |
| **NET DECREASE IN CASH** | (1,888) | (1,279) |
| **CASH AT BEGINNING OF PERIOD** | 2,077 | 3,356 |
| **CASH AT END OF PERIOD** | $ 189 | $ 2,077 |

**AMMOSQUARED, LLC**

**STATEMENTS OF CASH FLOWS (CONTINUED)**

**FOR THE PERIODS ENDED JULY 31, 2019 AND DECEMBER 31, 2018**

| | 7/31/2019 | 12/31/2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income (loss) | $ 80,426 | $ (59,912) |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | |
| Depreciation | 166 | 279 |
| Gain on sale of goodwill | (120,000) | - |
| Gain on sale of supplies | (1,335) | - |
| Loss on sale of equipment | 95 | - |
| Change in assets and liabilities, net of effects from non-cash investing and financing activities: | | |
| (Increase) decrease in assets: | | |
| Inventory | (19,467) | (2,991) |
| Prepaid expenses | (2,525) | - |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 2,725 | 9,457 |
| Credit cards payable | 9,969 | 12,798 |
| Customer deposits | 37,385 | 40,725 |
| Net cash (used in) provided by operating activities | $ (12,561) | $ 356 |

**SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:**

**JULY 31, 2019**

| | | |
|---|---|---|
| To record asset sale to Ammosquared, Inc., and related removal of assets and liabilities. | | |
| Receivable from Ammosquared, Inc. | 100 | |
| Accumulated depreciation | 1,162 | |
| Accounts payable | 28,196 | |
| Credit cards payable | 13,643 | |
| Customer deposits | 137,793 | |
| American Express loan payable | 20,482 | |
| Loss on sale of equipment | 95 | |
| Cash | | 5,542 |
| Inventory | | 70,712 |
| Prepaid expense | | 2,525 |
| Furniture and equipment | | 1,357 |
| Gain on sale of goodwill | | 120,000 |
| Gain on sale of supplies | | 1,335 |